Dynasil [Logos]
385 Cooper Road
West Berlin, NJ  08091
Phone 856.767.4600
Fax 856.767.6813
info@dynasil.com
www.dynasil.com



                                     July 14, 2010

   BY EDGAR SUBMISSION
   Securities and Exchange Commission
   Washington, DC 20549-4631
   Attention:  Mr. John Hartz
   Attention:  Ms. Mindy Hooker

   Re:        Dynasil Corporation of America
            Form 10-K for the fiscal year ended
            September 30, 2009
            Form 10-Q for the quarter ended
            March 31, 2010
            File No. 0-27503


   Dear Mr. Hartz and Ms. Hooker:

   On behalf of Dynasil Corporation of America
   ("Dynasil" or the "Company"), please find below responses to the comments provided to Dynasil by the staff of the Commission (the "Staff") in a letter dated June 29, 2010 (the "Letter") relating to Dynasil's Form 10-K for the year ended September 30, 2009 (the "2009 Form 10-K") and Dynasil's Form 10-Q for the quarter ended March 31, 2010 (the "2010 Form 10-Q"). The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

   Form 10-K for the fiscal year ended September 30, 2009
  Consolidated Financial
  Statements Note 5   Debt,
  page F-16

        1. Please revise future filings to clarify the distinction between RMD Instruments LLC and RMD
        Instruments Corporation.

  RESPONSE
  Future annual and quarterly filings will provide greater clarification regarding the distinction between RMD
  Instruments LLC (still owned by the original members) and RMD
  Instruments Corporation, a Dynasil company.

  Form 10-Q for the period ended March 31, 2010
  Consolidated Financial
  Statements
  General

        2. It remains unclear to us how a 15 year useful life for backlog could be appropriate since we assume the related revenues were recognized over a much shorter time period. It is also unclear to us why you intend to wait until the end of your next reporting period to review and re-evaluate this useful life. Please tell us the time period during which revenues related to the acquired backlog were recognized. Also, please assess if using a 15 year life had a material impact on your financial statements during each period presented.

  RESPONSE
  The revenue associated with the backlog is being recognized over a 4 year period and, therefore, the backlog should also have been amortized over a 4 year period. Amortizing the backlog of $182,000 over the appropriate 4 years versus 15 years from the date of acquisition would have resulted in a decrease in earnings of $8,342 during the year ended 9/30/08 and $33,367 for the year ended 9/30/09, neither of which does materially impact the financial statements. Future filings will be adjusted to amortize the net book value of the backlog over its remaining useful life. In assessing whether the useful life had a material impact on our financial statements we referred to SAB 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and SAB 99, "Materiality" and performed both a quantitative and qualitative analysis. We concluded the change in useful life from 15 years to 4 years has no material impact on the financial statements and will not impact the decisions of investors in any individual year or on a cumulative effect. Our conclusion is based on evaluation of the following factors. The adjustment would result in: no change in cash flows or other trends, no failure to meet analyst's consensus expectations (our stock is thinly traded), no effect on compliance with regulatory requirements, loan covenants, or management's compensation and an immaterial effect on earnings and segment reporting. Amortization expense reported in future filings will be based on the net book value of $160,767 reported at March 31, 2010 amortized over the remaining useful life of twenty seven months.

  Note 6   Equity, page 10
        3. It appears to us that the one million shares of common stock you issued in connection with the RMD acquisition that are subject to a put were required to be classified outside permanent equity upon issuance and through the date the put expires. We note that in assessing the materiality of this misclassification, you only addressed qualitative factors. Please assess if this misclassification had a material impact on your financial statements during each period presented.

  RESPONSE
  Under Staff Accounting Bulletin ("SAB") 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company evaluated the quantitative and qualitative aspects of the adjustment and determined the misclassification was not material. Quantitatively, the misclassification of the one million shares of common stock does not have a material impact on the financial statements during the periods presented. The one million common shares were valued at their redemption value of $2. The reclassification adjustment would move the redeemable common shares from permanent equity to temporary equity at the redemption value having no material impact on the Company's financial position, results of operations, or earnings per share. In addition, we looked at the historical trends of the Company's liquidity ratios. Specifically, we considered the debt to equity, debt leverage, return on equity and working capital ratios historically over the past 5 years and as adjusted for the misclassification. Based on the trend analyses, the misclassification has no material impact on the short-term or long-term liquidity of the Company, nor does it have a material impact on the financial statements taken as a whole for the periods presented. Future filings will include the reclassification adjustment to move the redeemable common stock from permanent equity to temporary equity.

  * * * *
       In response to the Staff's request, the Company acknowledges that:

          . the company is responsible for the adequacy and accuracy of the disclosure in their filings;
          . staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and . the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       If you require additional information, please telephone the undersigned at 607-272-3320 x33.

                                        Sincerely,
                                        Richard A. Johnson
                                        Chief Financial
                                        Officer

       cc:  Matthew J. Gardella
       Edwards Angell Palmer & Dodge LLP